UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from           to

Commission file number 1-6035

AVERSTAR, INC.  PROFIT SHARING AND SAVINGS PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive
office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2004

AVERSTAR, INC. PROFIT SHARING AND SAVINGS PLAN

	By:	/s/MARK W. SOPP
Mark W. Sopp
Chairperson, Administrative
Committee of AverStar, Inc. Profit Sharing and Savings Plan

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

All other financial statements and schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Averstar, Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the accompanying supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia
June 28, 2004

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 3)	$79,749,446	$78,748,802
Contributions receivable:
Employee	—	75,237
Employer	71,946	79,989
Total contributions receivable	71,946	155,226
Net assets available for benefits	$79,821,392	$78,904,028

See accompanying notes to financial statements.

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions:
Employee	$2,371,478
Employer	832,581
Total contributions	3,204,059

Investment income:
Interest and dividends	1,488,965
Net appreciation in fair value of investments (note 3)	15,235,496
Total investment income	16,724,461
Total additions	19,928,520

Deductions:
Distributions to participants	19,005,438
Administrative expenses	5,718
Total deductions	19,011,156
Net increase	917,364

Net assets available for benefits:
Beginning of year	78,904,028
End of year	$79,821,392

See accompanying notes to financial statements.

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

(1)                     Plan Description and Related Information

The following description of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Averstar, Inc. (the Company) as defined in the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 26, 2000, the Company merged with and into The Titan Corporation (Titan). In connection with the merger, each share of the Company’s common stock held by the Plan was converted into 0.414 shares of The Titan Corporation Common Stock based upon agreed-upon fair market values for common stocks of the Company and Titan.

During 2002, the Plan was closed to new employees hired by the Company who are eligible to participate in other employee benefit plans sponsored by Titan and its other subsidiaries.

During 2002, the Plan was amended to allow a participant to diversify their investment in The Titan Corporation Common Stock after two years of service. As a result, the Plan offers participants additional investment vehicles in the form of mutual funds.

Plan Administration and Trustee

Vanguard Fiduciary Trust Company, the Plan’s trustee and a custodian of the Plan, and T. Rowe Price, the Plan’s custodian for The Titan Corporation Common Stock, invest the assets of the Plan as directed by the participants. The Plan is administered by an administrative committee, which is appointed by the Company.

Contributions

Eligible employees can contribute an amount up to 30% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). The Company matches 100% of employee contributions, up to 4% of compensation.

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). As defined by Section 414(v) of EGTRRA, all eligible participants may elect to make catch-up contributions to a maximum dollar amount established by the IRC.

The Company may use qualifying employer securities in lieu of cash for the purposes of funding the Company’s discretionary profit sharing contribution to the Plan. The Company has the right to repurchase all vested shares from a participant if he or she terminates employment.

Participant Accounts

Separate accounts are maintained in the name of each participant for employee pretax contributions, employer matching contributions, profit sharing contributions, and rollover contributions, if applicable. Each account is credited with the appropriate contributions and any earnings and losses resulting from the elected investment of such funds.

Vesting

Participants are fully vested in their pretax contribution and rollover accounts. A participant’s employer contribution account becomes fully vested in the event of normal retirement, total and permanent disability, death while still employed, or after obtaining five years of service. Otherwise, vesting in the employer contribution account is based on the following schedule:

Years of service	Percent vested
Less than 1 year	—
1-2 years	20%
2-3 years	40%
3-4 years	60%
4-5 years	80%
More than 5 years	100%

Participant Loans

A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. Interest earned on the loan is credited to the participant’s account. The interest rate of outstanding participant loans at December 31, 2003, was between 5% and 10.25%.

Forfeitures

Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined by the plan document, forfeit the nonvested portion of their employer contribution account. For the plan year ended December 31, 2003, forfeited nonvested accounts totaled  $249,427, which was used to reduce the contribution amount required of the employer under the matching formula described above. At December 31, 2003, $196,478 of unused forfeitures was available to reduce future employer contributions.

Payment of Benefits

Upon termination of participation due to death, disability, retirement, or termination of employment, a participant, or participant’s beneficiary in the event of death of a participant, may elect to receive an amount equal to the value of his or her vested account in either a lump-sum amount, installments, or annuities.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all accounts. As a result of the merger of the Company and Titan, it was the intent of the Plan’s management to merge the Plan with and into The Titan Corporation Consolidated Retirement Plan. However, due to the potential merger between Titan and Lockheed Martin Corporation, this action has been temporarily suspended (see Note 7).

(2)                     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Investments in common stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ stock market. Participant loans are valued at cost, which approximates fair value.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Payments of Benefits

Benefits are recorded when paid.

(3)                     Investments

The following table presents the Plan’s investments at December 31, 2003 and 2002:

	December 31,
	2003		2002
Investments at fair value:
T. Rowe Price Equity Income Fund	$2,927,612		$2,739,000
T. Rowe Price High Yield Fund	638,940		526,519
T. Rowe Price New Horizons Fund	2,440,927		1,451,781
T. Rowe Price Science/Technology Fund	3,394,125		2,394,783
T. Rowe Price Small-Cap Value Fund	2,214,743		1,791,240
T. Rowe Price Stable Value Fund	—		79
T. Rowe Price Mid-Cap Growth	6,129		—
T. Rowe Price Personal Strategy Income Fund	2,314		—
T. Rowe Price Spectrum Growth Fund	8,512		—
PBHG Real Estate Fund	390		286
PIMCO Total Return Admin. Fund	1,595		325
T. Rowe Price Personal Strategy Balanced Fund	6,166		604
T. Rowe Price Equity Index 500 Fund	17,158		1,228
T. Rowe Price Summit Cash Reserves Fund	190,937		152,856
Vanguard 500 Index Fund	8,737,203	*	7,867,294	*
Vanguard International Growth Fund	1,857,607		1,713,508
Vanguard Long-Term Corporate Fund	2,089,809		3,849,300
Vanguard Prime Money Market Fund	11,714,400	*	15,154,463	*
Vanguard PRIMECAP Fund	17,892,318	*	15,758,533	*
Vanguard Total Bond Market Index Fund	2,697,164		3,490,002
Vanguard U.S. Growth Fund	5,503,912	*	5,199,524	*
Vanguard Wellesley Income Fund	1,162,947		1,057,836
Vanguard Wellington Fund	13,683,874	*	13,070,996	*
Participant loans	1,044,832		1,318,207
The Titan Corporation Common Stock	1,504,898		955,430
SureBeam Corporation Common Stock Class A	10,934		255,008
	$79,749,446		$78,748,802

*             Represents investments with a fair value in excess of 5% of the net assets available for plan benefits.

On August 5, 2002, Titan spun off its remaining ownership interest in SureBeam Corporation, Titan’s food irradiation business. Holders of record of The Titan Corporation Common Stock as of the close of business on July 26, 2002, the record date for the distribution, received 0.6986 shares of SureBeam common stock for every share of The Titan Corporation Common Stock held. The Plan received 82,243 shares of SureBeam Common Stock as a result of this distribution.

During 2003, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated in value by $15,235,496 as follows:

Mutual funds	$14,598,107
Common stock	637,389
$15,235,496

(4)                     Nonparticipant-Directed Investments

Previously all of the Company’s discretionary profit sharing contributions to the Plan were invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants may diversify their investment in The Titan Corporation Common Stock, if desired, by selling their common shares and using the proceeds to purchase other investments available under the Plan. As of December 31, 2003, all participants had reached the two years of service requirement and sold all of their nonparticipant-directed shares of The Titan Corporation Common Stock. As of December 31, 2002, all nonparticipant-directed investments were held in The Titan Corporation Common Stock and totaled $46,694.

(5)                     Tax Status

The Internal Revenue Service issued a determination letter, dated November 12, 2003, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)                     Related-Party Transactions

Substantially all of the Plan’s investments are in shares of mutual funds managed by the Plan’s custodians. Transactions in such investments qualify as party-in-interest transactions.

(7)       Subsequent Events

In September 2003, Titan entered into a definitive merger agreement with Lockheed Martin Corporation (Lockheed Martin).  The agreement, as amended, contained several conditions required to be satisfied before the merger could be completed; moreover, either party could terminate the merger agreement if such conditions were not satisfied or waived and the merger was not completed by June 25, 2004.  On June 24, 2004, Titan announced that it had been informed by Lockheed Martin that Lockheed Martin was unwilling to extend the June 25, 2004, date by which Titan must satisfy the conditions of the merger agreement.  On June 26, 2004, Lockheed Martin terminated the merger agreement with Titan because Titan had not satisfied all the closing conditions on or before June 25, 2004.

Since the announcement of the merger, Titan common stock had been trading near the announced price that Lockheed Martin agreed to pay per share, which was initially $22 per share, reduced to $20 per share in April 2004.  In the second quarter of 2003, the quarter immediately preceding the announcement of the merger, Titan common stock traded from a low of $6.80 per share to a high of $10.88 per share.  On June 25, 2004, after the Titan announcement above, Titan common stock closed trading on the NewYork Stock Exchange at $14.53 per share.

On January 19, 2004, SureBeam Corporation voluntarily filed for bankruptcy relief under Chapter 7 of the United States Bankruptcy Code, and the SureBeam Corporation is not currently operational. As a result of this, SureBeam common stock currently has minimal, if any, value.

Schedule I

AVERSTAR, INC.

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer		Description of investment	Current value
*	T. Rowe Price	Equity Income Fund	$2,927,612
*	T. Rowe Price	High Yield Fund	638,940
*	T. Rowe Price	New Horizons Fund	2,440,927
*	T. Rowe Price	Science/Technology Fund	3,394,125
*	T. Rowe Price	Small-Cap Value Fund	2,214,743
*	T. Rowe Price	Mid-Cap Growth	6,129
*	T. Rowe Price	Personal Strategy Income Fund	2,314
*	T. Rowe Price	Spectrum Growth Fund	8,512
	PBHG	Real Estate Fund	390
	PIMCO	Total Return Admin Fund	1,595
*	T. Rowe Price	Personal Strategy Balanced Fund	6,166
*	T. Rowe Price	Equity Index 500 Fund	17,158
*	T. Rowe Price	Summit Cash Reserves Fund	190,937
*	Vanguard	500 Index Fund	8,737,203
*	Vanguard	International Growth Fund	1,857,607
*	Vanguard	Long-Term Corporate Fund	2,089,809
*	Vanguard	Prime Money Market Fund	11,714,400
*	Vanguard	PRIMECAP Fund	17,892,318
*	Vanguard	Total Bond Market Index Fund	2,697,164
*	Vanguard	U.S. Growth Fund	5,503,912
*	Vanguard	Wellesley Income Fund	1,162,947
*	Vanguard	Wellington Fund	13,683,874
*	Participant loans	Interest rates range from 5%-10.25%	1,044,832
*	The Titan Corporation	The Titan Corporation Common Stock, 69,001 shares	1,504,898
	SureBeam Corporation	SureBeam Corporation Common Stock Class A, 45,558 shares	10,934
			$79,749,446

*  Represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

Index to Exhibit

Exhibit 23.	Consent of Independent Registered Public Accounting Firm